UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D−9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 13)

Augusta Resource Corporation
(Name of Subject Company)

Augusta Resource Corporation
(Name of Person Filing Statement)

Common Shares, no par value
(Title of Class of Securities)

509 12203
(CUSIP Number of Class of Securities)

Purni Parikh
Vice President, Corporate Secretary
Suite 555 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1
(604) 687-1717

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

With copies to:
Kevin J. Thomson Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario M5V 3J7 (416) 863-5590	Richard Hall Andrew R. Thompson Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 17, 2014, as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed on March 28, 2014, Amendment No. 2 to the Schedule 14D-9 filed on April 8, 2014, Amendment No. 3 to the Schedule 14D-9 filed on April 15, 2014, Amendment No. 4 to the Schedule 14D-9 filed on April 17, 2014, Amendment No. 5 to the Schedule 14D-9 filed on April 23, 2014, Amendment No. 6 to the Schedule 14D-9 filed on April 28, 2014, Amendment No. 7 to the Schedule 14D-9 filed on May 2, 2014, Amendment No. 8 to the Schedule 14D-9 filed on May 5, 2014, Amendment No. 9 to the Schedule 14D-9 filed on May 23, 2014, Amendment No. 10 to the Schedule 14D-9 filed on May 27, 2014, Amendment No. 11 to the Schedule 14D-9 filed on June 24, 2014 and Amendment No. 12 to the Schedule 14D-9 filed on June 25, 2014 (as amended and supplemented, the “Schedule 14D-9”), by Augusta Resource Corporation (“Augusta”). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 13 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 13 is being filed by Augusta in connection with the revised tender offer  (the “Revised Offer”) by HudBay Minerals Inc. (“HudBay”) which was made on July 2, 2014 pursuant to the terms and conditions of the Support Agreement dated June 23, 2014, between Augusta and HudBay. In connection with the Revised Offer, the Board of Directors of Augusta has prepared a notice of change dated July 2, 2014 (the “Notice of Change”) to the initial Directors’ Circular dated February 24, 2014 pursuant to applicable securities laws in Canada. The Notice of Change, which is being mailed to Augusta shareholders, is being filed as Exhibit (a)(29) to the Schedule 14D-9 by this Amendment No. 13 and is incorporated herein by reference in its entirety.

Item 1. Subject Company Information.

Item 1 is hereby amended by deleting the last sentence thereof in its entirety and inserting in lieu thereof the following:

As of the close of business on July 1, 2014, there were 145,596,205 Common Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Item 2 is hereby amended and supplemented by adding the following at the end thereof under the heading “Tender Offer”:

On June 23, 2014, Augusta and HudBay entered into the Support Agreement, which sets out the terms and conditions upon which HudBay agreed to make the Revised Offer. The Revised Offer is described in an amendment to HudBay’s Tender Offer Statement on Schedule TO dated June 24, 2014 and a related Notice of Variation and Extension dated July 2, 2014 (the “Notice of Variation”), which was filed with the Commission on July 1, 2014. Subject to the terms and conditions set forth in the Notice of Variation, which will be mailed to Augusta shareholders, HudBay has offered to purchase all of the outstanding Common Shares of Augusta not already owned by HudBay for (i) 0.315 of a common share of HudBay and (ii) 0.17 of a warrant to acquire a common share of HudBay.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Notice of Change is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

The information set forth in the Notice of Change is incorporated herein by reference.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Notice of Change is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

The information set forth in the Notice of Change is incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals.

The information set forth in the Notice of Change is incorporated herein by reference.

Item 8. Additional Information.

The information set forth in the Notice of Change is incorporated herein by reference.

Item 9. Exhibits.

The exhibit table appearing in Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following exhibits:

Exhibit Number	Description
(a)(29)	Notice of Change, dated July 2, 2014, of Augusta Resource Corporation
(a)(30)	Confidentiality Agreement between Augusta Resource Corporation and HudBay Minerals Inc., dated June 2, 2014
(a)(31)	Joint News Release, dated July 2, 2014, of Augusta Resource Corporation and HudBay Minerals Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA RESOURCE CORPORATION,

Dated: July 2, 2014	By:	/s/ Gilmour Clausen
Name: Gilmour Clausen
Title: President and Chief Executive Officer